UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-88870

Glenbrook Life and Annuity Company
(Exact name of registrant as specified in its charter)

3100 Sanders Road, Northbrook, Illinois 60062 (847)402-5000
(Address, including zip code, and telephone number, including area, of registrant's principal executive offices)

Deferred Annuity and Variable Life Insurance Contracts and Participating Interests Therein
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

        Approximate number of holders of record as of the certification or notice date: None

        Pursuant to the requirements of the Securities Exchange Act of 1934, Allstate Life Insurance Company, as successor issuer to Glenbrook Life and Annuity Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2005	ALLSTATE LIFE INSURANCE COMPANY
	By:	/s/ MARY J. MCGINN
	Name:	Mary J. McGinn
	Title:	Vice President and Assistant Secretary